UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                    000-30252
                                                                 ---------------
                                                                 SEC FILE NUMBER

(Check  One):  [X]  Form  10-K  and  Form  10-KSB  [  ]  Form 20-F [ ] Form 11-K
[  ]  Form  10-Q  and  Form  10-QSB  [  ]  Form  N-SAR

For  Period  Ended:  December  31,  2003

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

  Read instruction (on back page) before preparing form.  Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

Genesis  Bioventures,  Inc.
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Full  Name  of  Registrant


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Former  Name  if  Applicable

Suite  1A  -  3033  King  George  Highway
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Address  of  Principal  Executive  Office  (Street  and  number)

Surrey,  British  Columbia,  Canada  V4P  1B8
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City,  State  and  Zip  Code

PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, 11-K, Form N-SAR, or portion thereof, will be
[ X ] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

The Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 could not be filed within the prescribed time period without unreasonable effort or expense due to the inability of Management to provide our independent auditors with completed financial statements in time for our auditors to complete their audit and to report on the audited financial statements required to be included with the Form 10-K. The delay is as a result of, previously announced, ongoing merger negotiations and related financing. The Registrant will file its complete Form 10-KSB within the time allotted by Rule 12b-25.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                T. J. Louis McKinney               604-542-0820
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                      (Name)              (Area Code + Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                            [ X ]  Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                                                            [   ]  Yes  [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Genesis Bioventures, Inc.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     March  31,  2003    By:  /s/ T.  J.  Louis  McKinney
          ----------------         ---------------------------
                                   T. J. Louis McKinney, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).